Exhibit 99.3

Summary of Guaranty Contract of Maximum Amount ( the "Contract") Entered
into by and between Xiangqian Li(the "Guarantor") and
Shenzhen Caitian Branch, Bank of Communications (the "Creditor") on June 28, 2010

Main contents:

  Guaranty Contract number: 4431702010B100000401;

  Xiangqian Li undertakes to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the "Obligor")’s indebtedness towards Bank of Communications under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 4431702010LE00000400) from June 28, 2010 to June 28, 2011, and the maximum amount secured is RMB 50 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Payment on demand

  Declaration and guaranty of the Guarantor

  Obligations of the Guarantor

  Agreement of Bank Sequestrate Deposits

  Disputation settlement

  Supplement articles